VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

1 July 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
Corporate Administrator

dlo 7/6

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

10 June 2004

VILLAGE ROADSHOW EARNINGS ON TRACK
DIVIDEND POLICY

Village Roadshow Limited advises that, in line with previous announcements, the budgeted Net Profit after Tax and Significant items for the year ending 30 June 2004 is expected to be approximately A$52 million.

On 14 May 2003, the Company advised that its current intention was to review its dividend policy for 2004, once the 2003-4 financial results are known. Until the full audited accounts (including movements in reserves, cash flows, capital commitments and other relevant matters) have been reviewed by the Company, the Board will not be in a position to review the dividend policy.

Consistent with prior years, the full audited accounts will not be available for consideration by the Board until late August 2004.

Shareholders should note that, save in exceptional circumstances, announcements on dividend policy have ordinarily been made with the release of the annual results in September.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	28 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		481,525
4	Total consideration paid or payable for the shares		$867,698.43

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: $1.80 lowest price paid: $1.80 highest price allowed under rule 7.33: $1.8963

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,008,475

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 June 2004
Company Secretary

Print name: Philip S Leggo

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

15 June 2004

ON MARKET BUY-BACK

Village Roadshow Limited advises that it has this afternoon received notice of an application by Boswell Filmgesellschaft mbH ("Boswell") to the Takeovers Panel in respect of the buy-back of ordinary shares in the Company announced to ASX on 28 May 2004 ("Ordinary Buy-Back").

By its application, Boswell is seeking to stop the Ordinary Buy-Back.

The Company believes that the application contains factual inaccuracies, is without foundation and is mischievous.

Notwithstanding this and to enable the Takeovers Panel to properly consider Boswell's application, Village advises that it will buy back no further shares under the Ordinary Buy-Back until it makes a further announcement to ASX.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	28 May 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	481,525	2,678
4	Total consideration paid or payable for the shares	$867,698.43	$4,873.42

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.80 date: 11 June 2004 lowest price paid: $1.80 date: 11 June 2004	highest price paid: $1.80 lowest price paid: $1.80 highest price allowed under rule 7.33: $1.8963

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,005,797

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 June 2004
Company Secretary

Print name: Philip S Leggo

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

16 June 2004

ORDINARY SHARE BUY BACK

On 15 June 2004, Village Roadshow Limited advised that, to enable the Takeovers Panel to properly consider Boswell's application, it would buy back no further ordinary shares under the buy-back until the Company made a further announcement to ASX.

In order for the Company to move forward with absolute and unfettered certainty when the Takeovers Panel has considered Boswell's application, the commencement date for any further buy back of ordinary shares has been set at 30 June 2004.

Consistent with it's announcement yesterday, the Company will make a further announcement prior to the buy back of further ordinary shares.

A new Appendix 3C and Form 281 have been lodged with ASX today.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
VILLAGE ROADSHOW LIMITED	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	234,903,107
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement on 28 May 2004

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	There is an application by Boswell Filmgesellschaft mbH to the Takeovers Panel seeking orders among other things to stop the buy back. To enable the application to be dealt with by the Takeovers Panel no shares will be bought back until a further announcement is made to ASX.

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Securities Australia Limited
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	23,005,797
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends to buy back shares in the period 30 June 2004 to 29 June 2005 inclusive.
13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	
15	Price to be offered for shares	

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	
17	Number of shares proposed to be bought back	
18	Price to be offered for shares	

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not ~~contained in,~~ or attached to, this form.

Sign here: .... Date: ....16 June 2004.......
(Company secretary)

Print name: .SHAUN L DRISCOLL...

== == == == ==

ASIC registered agent number	3772
lodging party or agent name	Minter Ellison
office, level, building name or PO Box no	Level 23, Rialto Towers
street number & name	525 Collins Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 8608 2000
facsimile	(03) 8608 1000
DX number	204 suburb/city Melbourne
Ref	JJS 30-4357863

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **281**

Notice of

intention to carry out a share buy-back

Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 30/6/04 to 29/6/05	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before:
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s.257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - *if it is not - the agreement is entered into (s.257F).*
3. If a resolution is to be passed by way of a circular to all members which complies with s.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here date 16/6/04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form.

Include

- The time actually spent reading the instructions, working on the question and obtaining the information.
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	*see note 2*	YES	*see note 2*	*see note 2*	*see note 2*	*see note 2*

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy-back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: *A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:*

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy-back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

16 June 2004

MOODY'S WITHDRAWS VILLAGE ROADSHOW RATINGS

The attached press release published by Moody's this afternoon confirms the withdrawal of the public credit rating for the Village Roadshow Group.

Village Roadshow previously carried a public credit rating from both Moody's and Standard and Poor's. In March 2003, Village Roadshow requested the withdrawal of the public rating as this was no longer required. Standard and Poor's withdrew their public rating in April 2003, however Moody's continued to rate the Group pending internal reviews. These reviews have now been finalised and therefore the rating has been withdrawn in accordance with the Company's request.

Moody's will continue to informally monitor the Village Roadshow Group going forward.

Moody's Investors Services

Global Credit Research
VILLAGE ROADSHOW LIMITED
FILE No. 82-4513
Rating Action
16 JUN 2004

Rating Action: Village Roadshow Limited

MOODY'S WITHDRAWS VILLAGE ROADSHOW RATINGS

Sydney, June 16, 2004 -- Moody's Investors Service today withdrew Village Roadshow Limited's Issuer Rating of Ba3 and its subordinated-debt rating of B2. Moody's has withdrawn these ratings for business reasons. Please refer to Moody's Withdrawal Policy on moodys.com.

Village Roadshow Limited, head-quartered in Melbourne, Australia, is a diversified international entertainment company, principally engaged in cinema exhibition, film production and radio broadcasting, as well as in theme park operations, and film distribution.

Sydney
Charles F. Macgregor
VP - Senior Credit Officer
Corporate Finance Group
Moody's Investors Service Pty Ltd
612 9270 8100

Sydney
Brian Cahill
Managing Director
Corporate Finance Group
Moody's Investors Service Pty Ltd
612 9270 8100

"Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy."

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

17 June 2004

VILLAGE ROADSHOW PICTURES EXTENDS FINANCING

Village Roadshow Limited advises that its production division, Village Roadshow Pictures ("VRP"), has today reached agreement with its financiers to extend the revolving period of VRP's US$900 million facility for a further 2 years. As a result, drawdowns will now be available under the facility until February 2008 (previously February 2006) with the debt now scheduled to be fully repaid by January 2012 (previously January 2011).

Under the terms of the VRP facility, VRL provided a guarantee by way of a potential clawback of distribution expenses ("P&A"), distribution fees and film profits VRP has received in cash.

Based on the films released to date, the Directors believe that no actual liability has arisen or will arise with respect to the potential clawback.

As part of the extension of the facility, the potential clawback of P&A and distribution fees has been eliminated. This exposure was previously capped at US$35m.

The potential clawback in respect of film profits remains unchanged, save that the first US$5m is now excluded.

Productions scheduled for release in the rest of 2004 are *Catwoman* (starring Halle Berry and set for US release on July 23), *House of Wax* (being filmed at the Warner Roadshow studio in Queensland for release in October) and *Ocean's Twelve* (the sequel to the blockbuster *Ocean's Eleven* featuring the same cast with the addition of Catherine Zeta-Jones, Steven Soderbergh directing, for release this Christmas).

The release slate for 2005 already includes *Miss Congeniality 2: Armed & Fabulous* (Sandra Bullock reprising her role from the 2001 hit) and *Charlie & The Chocolate Factory* (the Roald Dahl classic starring Johnny Depp and directed by Tim Burton).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

29 June 2004

QUEENSLAND STUDIO FIRE

Village Roadshow Limited ("Company") announced today that, on Saturday 26 June 2004, Sound Stage 8 at the Warner Roadshow Studios in Queensland was destroyed by a fire started in the filming of the feature film *House of Wax*.

The studio was fully covered by insurance and will be rebuilt as soon as possible.

House of Wax is a co-production between the Company's production division, Village Roadshow Pictures, and Warner Bros. Filming is expected to recommence in a few days. The production carries appropriate levels of insurance and the fire is not expected to have any material financial impact on the Company.

House of Wax is expected to be released in the 2nd or 3rd quarter of calendar 2005.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141 PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

29 June 2004

SINGAPORE THEME PARK

Village Roadshow Limited ("Company") announced today that it has agreed to explore the possibility of participating in the establishment of a theme park on Sentosa Island, Singapore.

The Company's potential participation would be in the design and management of construction of the theme park as well as an equity interest of either 25% or 50% in, and management of, the ongoing business.

The level of the Company's participation in the project will be subject to negotiations with the Singapore authorities but, at this stage, the direct equity commitment could be approximately A$20m to A$40m. Contributions would be required over the next 3 years. Funding is still to be finalised but it is envisaged this may include an extension of the Company's existing theme park facility.

The project is still in an embryonic stage and the Company's participation and commitments are subject to both negotiation and further development of the business plan for the project.

Further announcements will be made as the project develops.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141 PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229